January 30, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Karl Hiller

Re:	San Juan Basin Royalty Trust

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 001-08032

Dear Mr. Hiller:

This firm serves as legal counsel to Compass Bank in its capacity as the Trustee of the San Juan Basin Royalty Trust (the “Trust”). In regard to the comments of the staff of the Securities and Exchange Commission set forth in the comment letter dated December 29, 2011 (the “Comment Letter”), on behalf of the Trust, we respectfully submit the following responses. For your convenience, we have repeated each comment of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission exactly as it appears in the Comment Letter and provided a response below each comment. We also have included useful background and information regarding the Trust. Capitalized terms used and not otherwise defined in this letter have the meaning as set forth in the Trust’s Form 10-K for fiscal year-ended December 31, 2010.

Background

The following is some background information concerning the Trust that you may find helpful in reviewing the Trust’s responses to the comment letter.

The Trust is an express trust created under the laws of the state of Texas by the San Juan Basin Royalty Trust Indenture entered into on November 3, 1980, between Southland Royalty Company and The Fort Worth National Bank.

On October 23, 1980, the stockholders of Southland Royalty approved and authorized that company’s conveyance of a 75% net overriding royalty interest (equivalent to a net profits interest and referred to herein as the “Royalty”) to the Trust for the benefit of the stockholders of Southland Royalty of record at the close of business on the date of the conveyance carved out of that company’s oil and gas leasehold and royalty interests in properties located in the San Juan Basin of northwestern New Mexico (the “Underlying Properties”). Subsequent to the conveyance of the Royalty, through a series of assignments and mergers, Southland Royalty’s successor became Burlington Resources Oil & Gas Company LP (“BROG”).

BROG is the principal owner and operator of the Underlying Properties. ConocoPhillips is the parent of Burlington Resources, Inc., which in turn is the parent of BROG.

The function of the Trustee is to collect the net proceeds attributable to the Royalty, to pay all expenses and charges of the Trust, and then distribute the remaining available income to the unit holders of the Trust. The Trust is not empowered to carry on any business activity and has no employees. Neither does it have a board of directors, officers, or an audit committee. All administrative functions are performed by the Trustee.

Due to the pass-through nature of the Trust, BROG provides much of the information disclosed in the periodic reports filed by the Trust with the Commission. Under the conveyance transferring the Royalty to the Trust, BROG is obligated to provide the Trust with certain information concerning calculations of net proceeds owed to the Trust, among other information.

The Trustee receives periodic updates from BROG regarding activities related to the Trust. Accordingly, the Trust’s ability to timely report certain information required to be disclosed in the Trust’s periodic reports is dependent on BROG’s timely delivery of that information to the Trust. As disclosed in the Trustee’s periodic reports filed with the SEC, BROG is contractually obligated to deliver information required by the Trust to complete its periodic reports.

Responses to Staff’s Comments

Form 10-K for Fiscal Year-Ended December 31, 2010

Item 2. Properties, page 6

1. Please tell us and disclose the internal controls you use in your reserve estimation effort. In addition, disclose the qualification of the technical person primarily responsible for overseeing the preparation of the reserve estimates. Refer to Item 1202(a)(7) of Regulation S-K.

Response:

The Trust notes the Staff’s comments and respectfully submits the following response. The process of estimating oil and gas reserves is complex and requires significant judgment. As a result, the Trustee has developed internal policies and controls for estimating reserves. The Trust does not have information that would be available to a company with oil and gas operations because detailed information is not generally available to owners of royalty interests. The Trustee accumulates information and data provided by BROG regarding the Royalty derived from the Underlying Properties and provides such information to Cawley, Gillespie & Associates, Inc. (“CG&A”), who extrapolates from such information estimates of the reserves attributable to the Underlying Properties based on its expertise in the oil and gas fields where the Underlying Properties are situated, as well as publicly available information. The Trust’s policies regarding reserve estimates require proved reserves to be determined and disclosed in compliance with the SEC definitions and guidance.

Further, CG&A, whose firm registration number is F-693, was founded in 1961 and is nationally recognized in the evaluation of oil and gas properties. The technical person at CG&A primarily responsible for overseeing the reserve estimate with respect to the Trust is Zane Meekins. Mr. Meekins has been a practicing petroleum engineering consultant since 1989, with over 22 years of practice experience in petroleum engineering. He is a registered professional engineer in the State of Texas (License No. 71055). He graduated from Texas A&M University in 1987, summa cum laude, with a B.S. in Petroleum Engineering. CG&A and Mr. Meekins have indicated that they meet or exceed all requirements set forth in Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. This information is contained in the Trust’s Annual Report on Form 10-K for the fiscal year ending December 31, 2010.

2. Please disclose the number of net productive and dry development wells drilled for each of the last three fiscal years. Refer to Item 1205(a)(2) of Regulation S-K.

Response:

The Trust notes the Staff’s comments and supplementally advises Staff and submits that there were no dry development wells on the Underlying Properties during the fiscal years ending at December 31, 2011, 2010, and 2009, respectively. The number of net productive development wells for each of the past three fiscal years is set forth in the Trust’s Form 10-K for FY 2010 in Item 2, Properties, beginning on page 6. The Trust also respectfully requests that it not be required to revise its filed disclosures and will make this clarification in the Trust’s next Annual Report on Form 10-K.

Item 7. Trustee’s Discussion on and Analysis of Financial Condition and Results of Operations, page 16

3. We note your disclosure that fluctuations in annual gas production that have occurred during the five years ended December 31, 2010 generally resulted from changes in the demand for gas. Please clarify this statement with your disclosure indicating that BROG entered into four contracts effective April 1, 2009 for the sale of all gas produced from the Underlying Properties. In this manner, it would appear that since April 1, 2009 there was a contractual requirement for the counterparties to these contracts to purchase all gas produced at the underlying properties.

Response:

The Trust notes the Staff’s comments and respectfully submits that while BROG does have contracts in place for the sale and purchase of all gas produced from the Underlying Properties, and has had since at least April 1, 2009, the fluctuations relate primarily to the volume of gas produced as distinguished from what is sold. We have been informed and recently confirmed in conversation with BROG representatives that the annual capital budget established by BROG for the operation of the Underlying Properties varies from year to year, in large part based upon BROG’s projections concerning the demand and therefore the price payable under the subject contracts for the gas produced. As we have reported, those contracts provide for sale “at prices which fluctuate in accordance with the published indices for gas sold in the San Juan Basin.”

So for example, during extremely cold or hot weather, the demand for natural gas to heat and cool buildings increases which in turn drives up the published indices and therefore the price payable under contracts calling for payment in accordance with such published indices. Many experts cite the abundant supply of natural gas derived from the relatively new horizontal drilling technology which enables the extraction of gas from various shale formations as a factor materially reducing pricing and therefore published indices.

As sales prices increase, the operator can justify higher capital investment in so-called “lifting costs,” including the drilling of new wells and the steps to maintain or improve the level of production from existing wells. But as prices decline, the opposite is true, in that the operators may be less inclined to make the investments needed to lift the gas such that the natural decline curve causes production to fall as the mineral resource depletes. So, production is subject to fluctuation based upon demand even though there is a buyer contracted to take the gas at an index price, which index itself varies based upon supply and demand.

Note 7 – Settlements and Litigation, page 25

4. We note your disclosure that you have not received any report from BROG as to the final disposition of the DOI case, nor any estimate of the amount of any potential loss or the portion of any such potential loss which might be allocated to you. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate of the additional loss or range of loss, state that such an estimate cannot be made or, if true, state that the estimate is immaterial in lieu of providing quantified amounts. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those outcomes.

Please include any proposed disclosures in your response.

Response:

The Trust respectfully submits that an estimate of any potential loss related to the final disposition of the DOI case cannot be made. The Trust would supplementally respond as follows:

(1) The Trust is not a party to the DOI case but regularly checks with BROG regarding material developments in that matter and has specifically inquired as to the range of reasonably possible loss for disclosure.

(2) BROG has informed the Trust that BROG does not have sufficient information to estimate a range of loss for the Trust because the DOI has not provided a major portion calculation for the January 1984 to February 1988 time period as required by the July 16, 2010, US Court of Appeals ruling referenced in the Trust’s Form 10-K for FY 2010. BROG reports that this situation will not be alleviated until the DOI provides BROG with a new Order To Perform or similar notice. BROG informs the Trust that the last information received by it was a Memorandum Order dated October 7, 2010 remanding the case to the DOI and that BROG cannot predict when or if the DOI will provide such information or notice.

At the Staff’s request, this letter constitutes an acknowledgement on behalf of the Trust that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any further assistance, please do not hesitate to contact me at 214-665-3691.

Very truly yours,

/s/ Michael L. Malone
Michael L. Malone

Enclosure

cc:	Lee Ann Anderson, Compass Bank

John Dickey [Firm]